Via Facsimile and U.S. Mail
Mail Stop 4720

November 18, 2009

Juan J. Román
Vice President of Finance and Chief Financial Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

Re: Triple-S Management Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended June 30, 2009
      Form 10-Q for the Quarterly Period Ended September 30, 2009
      Definitive Proxy Statement filed on Schedule 14A
      File Number: 001-33865

Dear Mr. Román:

       We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits and Financial Statements Schedules, page 90

1. Please advise us as to whether you have entered into employment agreements with any of your named executive officers. If you have entered into employment

agreements with these individuals, please file each agreement as an exhibit as soon as possible.

Signatures, page 94

2. We note that your Form 10-K does not appear to have been signed by a person designated as the Company's principal accounting officer or controller as required in Instruction D(2) to Form 10-K. Please advise us as to whether an individual who has already signed the filing serves in this capacity. If so, please confirm that your future filings will include this additional capacity in the signature block for this individual. If an individual serving as your principal accounting officer or controller did not sign your Form 10-K, please amend your Form 10-K to include the signature of this individual.

Notes to Consolidated Financial Statements
Note 15. Income Taxes, page 42

3. Please provide us revised disclosure which discusses the nature of the material changes in your statutory income tax rate reconciliation. Specifically address what caused the large difference in taxes due to using statutory accounting principles instead of GAAP for TSI and STS and what is include in the "Other permanent disallowances" line item. Please separately disclose any other permanent disallowance that is greater than 5% of the income tax expense at the statutory rate in accordance with Rule 4-08(h) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 31

4. We note your disclosure that on July 1, 2009 you acquired certain managed care assets from La Cruz Azul de Puerto Rico for approximately $10.5 million in cash. Please file any agreement relating to this acquisition as an exhibit as soon as possible or provide us with an analysis as to why any such agreement is not required to be filed as an exhibit.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 4, Investment in Securities, page 12

5. You have unrealized losses of $6.3 million on available for sale equity securities at September 30, 2009. Disaggregate this loss for us into categories of less than six months, six to nine months, nine to twelve months and twelve months or more. Tell

us how many securities are in each category and explain why you did not recognize these losses as other than temporary impairments.

Nine Months Ended September 30, 2009 compared to Nine Months Ended September 30, 2008
Operating Expenses, page 34

6. Please revise to explain the nature of the contingency expense accrual of approximately $7.5 million.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis
Annual Cash Bonus, page 19

7. We note that your annual cash bonus is based on achievement of corporate objectives, individual business unit goals, and specific performance goals that are established at the beginning of each year for each NEO. Please provide us with proposed disclosure to be included in your 2009 proxy statement which includes the following:

    - Identification of all corporate objectives, and individual objectives for your CEO and CFO;
    - Identification of all corporate objectives, business unit objectives, and individual objectives for each of your other NEOs;
    - The threshold, target, and maximum levels of achievement for each corporate, business unit and individual objective;
    - Discussion of how the level of achievement will affect the actual bonuses to be paid; and
    - The specific target bonus for each NEO, as a percentage of base salary.

    Please confirm that you will discuss the achievement of the objectives. In addition, to the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Base Salary, page 21

8. We note your disclosure that in determining the 2008 base salary for your CEO, the Compensation Committee assessed his 2007 performance, based on the accomplishment of pre-established corporate goals and financial objectives, strategic direction of the Corporation and its own subjective assessment of his performance. We also note your statement that salary increases for all other NEOs were based on the aforementioned principles. Please confirm that you will disclose the following in your 2009 proxy statement:

- The corporate goals and financial objectives used to determine the salary increase for each NEO;
- How the level of achievement of each objective affected the amount of salary increase;
- Any subjective factors that the Compensation Committee considered in making its salary increase determination; and
- The actual percentage salary increase awarded to each NEO.

Your disclosure should discuss and quantify, if possible, each factor that the Compensation Committee considered in determining salary increases for your NEOs. Please also confirm that you will discuss achievement of goals and objectives.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant